SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy New Orleans, Inc.
1600 Perdido Street, Building 505
New Orleans, Louisiana 70112

This certificate is notice that the above named company (the "Company") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: Insured Quarterly First Mortgage Bonds, 5.65% Series due September 1, 2029
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of each security: $40,000,000 principal amount.
4.	Rate of interest per annum of each security: 5.65% per annum.
5.	Date of issue, renewal or guaranty of each security: Dated and issued on August 17, 2004.
6.	If renewal of security, give date of original issue:Not applicable.
7.	Date of maturity of each security: September 1, 2029
8.	Name of the person to whom each security was issued, renewed or guaranteed: Cede & Co.
9.	Collateral given with each security, if any: A first mortgage lien on all of the existing and after- acquired properties of the Company, subject to certain exceptions.
10.	Consideration received for each security: $1,000 or integral multiples thereof.
11.

Application of proceeds of each security:
The net proceeds from the issuance and sale of the securities, together with other funds of the Company, will be used (i) to redeem prior to maturity $30,000,000 in outstanding principal amount of General and Refunding First Mortgage Bonds, 7.55% Series due September 1, 2023 of the Company at a redemption price of 103.34% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date, and (ii) to redeem prior to maturity a portion of the $45,000,000 in outstanding principal amount of the General and Refunding Mortgage Bonds, 8% Series due March 1, 2023 of the Company, at a redemption price of 103.30% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date. Pending the use of the net proceeds in connection with these redemptions, the Company intends to make these funds available for use through the Entergy System money pool.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.     the provisions contained in the first sentence of Section 6(b):
b.     the provisions contained in the fourth sentence of Section 6(b):
c.     the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding:Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed: Rule 52.

ENTERGY NEW ORLEANS, INC.
By: /s/ Steven C. McNeal Steven C. McNeal Vice President and Treasurer

Date: August 18, 2004